Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 9, 2007, relating to the consolidated financial statements of PICO Holdings, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for share-based payment as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006), and our report dated March 9, 2007, relating to management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of PICO Holdings, Inc. for the year ended December 31, 2006, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

San Diego, California

November 20, 2007